Exhibit 21.1

Subsidiaries of Finlay Fine Jewelry Corporation	Jurisdiction
Finlay Jewelry, Inc.	Delaware
Finlay Merchandising & Buying, Inc.	Delaware
Sonab Holdings, Inc.	Delaware
Sonab International, Inc.	Delaware
Societe Nouvelle D'Achat de Bijouterie—S.O.N.A.B.	France
eFinlay, Inc.	Delaware